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                     FIRST OF MICHIGAN CAPITAL CORPORATION
                             100 RENAISSANCE CENTER
                                   26TH FLOOR
                            DETROIT, MICHIGAN 48243

                                                                    July 1, 1997

Dear Stockholder:

     As you know, a Tender Offer for the common stock of your Company has been made at a purchase price of $15 per share, net in cash to the sellers, upon terms and conditions set forth in an Offer to Purchase, dated June 18, 1997 (the 'Offer to Purchase'). The Offer to Purchase has been made by FMCC Acquisition Corp., an indirect wholly owned subsidiary of Fahnestock Viner Holdings Inc.

     In the Offer to Purchase, you were advised that your Board of Directors had approved the Tender Offer subject to receipt of a fairness opinion from an independent financial advisor and would inform you of its recommendation upon receipt of that opinion.

     I am pleased to report that the Board of Directors has received the opinion of Duff & Phelps, LLC to the effect that the terms and conditions of the Tender Offer are fair and reasonable to the stockholders of the Company from a financial point of view. A copy of that opinion is set forth in Annex B to the enclosed Schedule 14D-9. On the basis of that opinion and the other factors considered, as described in the enclosed materials, the Board of Directors has determined that the Tender Offer is fair to, and in the best interests of, the Company's stockholders. ACCORDINGLY, YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL COMPANY STOCKHOLDERS ACCEPT THE OFFER TO PURCHASE AND TENDER ALL OF THEIR SHARES IN ACCORDANCE WITH ITS TERMS.

     Also set forth in Annex A to the enclosed Schedule 14D-9 is an Information Statement containing important information about the replacement of the Board of Directors. We urge you to read carefully the Offer to Purchase and the related materials in making your decision to tender your shares.

                                       On behalf of the Board of Directors,

                                       EDWARD SOULE
                                       EDWARD SOULE
                                       Chairman of the Board of Directors


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